Exhibit 99.1

FORESIGHT AUTONOMOUS HOLDINGS LTD.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual and Extraordinary General Meeting (the “Meeting”) of Shareholders of Foresight Autonomous Holdings Ltd. (the “Company” or “we”, “us” or “our”) will be held at the Company’s offices, at 7 Golda Meir St., Ness Ziona, Israel (the “Company’s Registered Address”), on August 26, 2024, at 3:00 p.m. Israel time.

The Company is a “Dual Company,” as such term is defined in the Israeli Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 5760–2000.

The agenda of the Meeting:

1.	To reappoint Brightman Almagor Zohar, Certified Public Accountants (Deloitte Israel) as the Company’s independent auditor for the year ending December 31, 2024, and until the next annual general meeting of the shareholders of the Company, and authorization of the Company’s board of directors (the “Board of Directors”) to determine their remuneration.

2.	To reappoint four members of the Board of Directors.

3.	To reappoint Mr. Haim Siboni, to the combined role as the Chairman of the Board of Directors and the Company’s Chief Executive Officer, and approval of his terms of compensation.

4.	To approve the Company’s amended compensation policy.

5.	To approve a grant of Restricted Share Units (“RSUs”) to non-executive directors of the Company.

6.	To approve a reverse share split of the Company’s issued and outstanding ordinary shares (as defined below) by a ratio of up to 7:1 that would be effectuated on a date to be determined by the Board of Directors.

7.	To present the Company’s financial statements and annual report for the year ended December 31, 2023.

The Board of Directors recommends that you vote in favor of all the proposals, which are described in the attached proxy statement (the “Proxy Statement”).

Shareholders of record at the close of business on July 22, 2024 (the “Record Date”) are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

A form of proxy for use at the Meeting is attached to the Proxy Statement, and a voting instruction form, together with a return envelope, will be sent to holders of American Depositary Shares representing the Company’s ordinary shares, no par value (the “ADS” and “Ordinary Shares”, respectively). By appointing “proxies,” shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least 4 hours prior to the Meeting, all of the Company’s Ordinary Shares represented by the proxy shall be voted as indicated on the form. ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions to the contrary, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR.” Shareholders and ADS holders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices no later than August 26, 2024, at 11:00 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s Registered Address, Attention: Eli Yoresh, not less than 48 hours prior to the Meeting. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver to the Company, no later than August 26, 2024, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760–2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their form of proxy.

Sincerely,

Vered Raz Avayo
Interim Chairwoman of the Board of Directors

July 19, 2024

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

NESS ZIONA, ISRAEL

PROXY STATEMENT

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 26, 2024

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Foresight Autonomous Holdings Ltd. (the “Company” or “we”, “us” or “our”) for use at the Company’s annual and extraordinary general meeting of shareholders (the “Meeting”) to be held at the Company’s offices, at 7 Golda Meir St., Ness Ziona, Israel, on August 26, 2024, at 3:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Company’s American Depositary Shares (“ADSs”) representing the Company’s ordinary shares, no par value (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement (the “Proxy Statement”), the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this Proxy Statement.

Two or more shareholders present, personally or by proxy, holding no less than one third of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until the same day, at 3:30 p.m. (half an hour later) Israel time. If a quorum is not present at the second meeting at the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5799-1999 (the “Companies Law”), Proposals No. 1, 2, 5, and 6 described hereinafter, require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”).

Pursuant to the Companies Law, Proposals No. 3 and 4 described hereinafter, require the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either: (i) the majority of the shares that are voted at the Meeting in favor of such Proposals, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the Proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For purposes of a Special Majority vote, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

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For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

Proposal No. 7 will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Any shareholder of the Company holding: (i) at least one percent of the outstanding voting rights of the Company wishing to add an additional agenda item for the meeting, or (ii) at least five percent of the outstanding voting rights of the Company and wishing to submit a proposed director candidate to be considered for election at the Meeting or removal from office of a member of the Board of Directors, may do so by submitting such proposed item in writing to the Company’s offices at c/o Mr. Eli Yoresh, Chief Financial Officer, at 7 Golda Meir St., Ness Ziona, Israel, no later than July 26, 2024. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than August 2, 2024, to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il/.

Holders of Ordinary Shares or holders of ADSs representing Ordinary Shares wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Eli Yoresh, at 7 Golda Meir St., Ness Ziona, Israel. Any Position Statement received will be furnished to the SEC on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il/. Position Statements should be submitted to the Company no later than August 16, 2024. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

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PROPOSAL 1

TO REAPPOINT BRIGHTMAN ALMAGOR ZOHAR, CERTIFIED PUBLIC ACCOUNTANTS (DELOITTE ISRAEL), AS INDEPENDENT AUDITOR OF THE COMPANY

Under the Companies Law, the appointment of an independent auditor requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the reappointment of the accounting firm of Brightman, Almagor Zohar, Certified Public Accountants (Deloitte Israel) (“Deloitte Israel”), as the Company’s independent auditor for the year ending December 31, 2024, and until the next annual general meeting of the shareholders of the Company.

The Board of Directors believes that the reappointment of Deloitte Israel as the Company’s independent auditor is appropriate and in the best interests of the Company and its shareholders. Deloitte Israel has served in this position since 2016.

For additional information on the fees paid by the Company and its subsidiaries to Deloitte Israel in each of the previous two fiscal years, please see Item 16C. ‘Principal Accountant Fees and Services’ in the Company’s annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 27, 2024.

The Company’s shareholders are requested to adopt the following resolution:

“RESOLVED, to reappoint Deloitte Israel as the Company’s independent auditor for the year ending December 31, 2024, and until the next annual general meeting of the Company’s shareholders, and to authorize the Company’s Board of Directors to determine their remuneration.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

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PROPOSAL 2

To reappoint FOUR members of the board of directors

It is proposed to reappoint Mr. Haim Siboni (who also serves as the Company’s Chief Executive Officer and Chairman of the Board of Directors), Mr. Ehud Aharoni, Mr. Moshe Scherf and Ms. Vered Raz-Avayo as members of the Board of Directors to hold office until the close of the next annual general meeting. Mr. Aharoni is an independent director, as classified under the Companies Law and Nasdaq Stock Market rules. Ms. Raz-Avayo is an independent director, as classified under the Nasdaq Stock Market rules. Mr. Scherf is the husband of Ms. Sivan Siboni Scherf, VP Human Resources, who is the daughter of Mr. Haim Siboni. Each director nominee has certified to us that he or she complies with all requirements under the Companies Law for serving as a director.

In their capacity as members of the Board of Directors, the reappointed directors, other than Mr. Siboni, shall be entitled to fees equal to the fixed amount set forth in the second and third appendices of the Companies Regulations (Rules concerning Compensation and Expenses of an External Director), 5760-2000. For Mr. Siboni’s compensation, please see Proposal no. 3 herein.

In addition, in their capacity as members of the Board of Directors, the reappointed directors shall continue to be entitled to the same insurance, indemnification and exculpation arrangements as are currently in effect for the Company’s officers and directors; all of which are in accordance with the Company’s Articles of Association (the “Articles”) and the Company’s current compensation policy. For details regarding the Company’s current compensation policy, and of the Company’s proposal to approve the amended and restated compensation policy, see Proposal No. 4 herein.

A brief biography of each nominee is set forth below:

Mr. Haim Siboni has served as the Company’s Chief Executive Officer and on the Board of Directors since January 2016. Mr. Siboni has also served as the chief executive officer and as a director of Magna B.S.P. Ltd. (“Magna”), the Company’s significant shareholder, since January 2001. Mr. Siboni also serves as Chairman of the Board of Directors since July 2021. Mr. Siboni has many years of professional experience, as well as a broad skillset, in fields such as engineering, marketing and business management of electronics, video, TV, multimedia, computerized systems, line and wireless telecommunication, design and development of systems and devices – including electro-optic radar systems.

Mr. Ehud Aharoni has served on the Board of Directors as an independent director since January 2016. Mr. Aharoni has also served on our Audit and Compensation Committee since January 2016. Mr. Aharoni serves as the CEO and Academic Director of Lahav Executive Education, Coller School of Management, Tel-Aviv University, and a former lecturer at the school’s MBA and EMBA courses in Strategy, Innovation Strategy and Global Strategy. In 2004 he established the Eli Hurvitz Institute of Strategic Management at the School and served as its Executive director between 2004-2019 and since 2019, has acted as a consultant to it. Mr. Aharoni is one of the founders of the Israel Directors Institute, serving on behalf of the Lahav Executive Education, Coller School of Management as vice-chairman. Prior his role at Lahav, Mr. Aharoni served as an independent strategic consultant to leading Israeli firms and organizations. Mr. Aharoni holds a bachelor’s degree in statistics and operations research and an M.B.A. with a concentration in Finance and a continuation M.B.A. with a concentration in International Management, all from the Tel Aviv University.

Mr. Moshe Scherf has served on the Board of Directors since July 2021. Mr. Scherf has been providing legal services to Magna since 2016. Mr. Scherf has had a private law practice specializing in commercial litigation, dispute resolution and family law since 2013. Mr. Scherf lectures in the fields of civil law in various law faculties in Israel and was also a teaching assistant in several law courses. Mr. Scherf holds a LLB from Ono Academic College and an LLM from Bar Ilan University and is a member of the Israeli Bar Association.

Ms. Vered Raz-Avayo has served on the Board of Directors as an independent director since July 2017. Ms. Raz-Avayo has over 20 years of managerial and consulting experience in finance encompassing a wide range of industries in Israel and overseas, including real estate investment, diamonds, jewelry and aviation. During the years 1999 to 2010, Mrs. Raz-Avayo served as chief financial officer at one of the companies under the Leviev group. In addition, during the last 14 years Ms. Raz-Avayo has been an external director of several publicly traded companies. Currently, Ms. Raz-Avayo is an external director at Apollo Power Ltd., a director at Nayax Ltd. (TASE:NYAX) and a director in Shikun & Binui Energy Ltd. Ms. Raz-Avayo is a certified public accountant in Israel, and holds a B.A. in Business Administration – Accounting and Finance, from the College of Management, and an M.F.A. in Film, TV and Screenwriting, from the Faculty of Arts of the Tel Aviv University.

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The Company’s shareholders will be requested to adopt the following resolutions at the Meeting:

1.	“RESOLVED, to reappoint Mr. Haim Siboni as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

2.	“RESOLVED, to reappoint Ms. Vered Raz-Avayo as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

3.	“RESOLVED, to reappoint Mr. Ehud Aharoni as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

4.	“RESOLVED, to reappoint Mr. Moshe Scherf as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.”

The approval of these proposals, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposals.

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PROPOSAL 3

TO REAPPOINT MR. HAIM SIBONI TO A COMBINED ROLE AS THE COMPANY’S CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER AND TO APPROVE THE TERMS OF HIS COMPENSATION

Mr. Haim Siboni has served as our Chief Executive Officer and on the Board since January 2016. On July 8, 2021, the shareholders of the Company approved, following the approval of our Board of Directors, to appoint Mr. Siboni for the combined role of Chairman of the Board of Directors and Chief Executive Officer of the Company, for a period of three years commencing on the date of the said meeting.

Pursuant to Section 121(c) of the Companies Law, the appointment of a person to the combined role of Chairman of the Board of Directors and Chief Executive Officer of the Company, is required to be approved by the Company’s shareholders by a Special Majority and can be made for a period of up to three years each. Therefore, and pursuant to the resolution of the Board of Directors approving same, it is proposed to reappoint Mr. Siboni for the combined role of Chairman of the Board of Directors and Chief Executive Officer of the Company (the “Combined Role”) for a period of three years, commencing on the date of the Meeting.

Pursuant to Mr. Siboni’s current services agreement (through a wholly owned corporation of Mr. Siboni), which was approved by the Company’s shareholders on July 8, 2021, for a period of three years (the “Services Agreement”), Mr. Siboni is entitled to a monthly consideration of NIS 80,000 (approximately $22,000), plus VAT (the “Monthly Consideration”). In addition, the Company shall bear travel and other expenses that are incurred in the course of Mr. Siboni’s Combined Role.

Under the Services Agreement, Mr. Siboni shall act as chief executive officer to the Company and Foresight Automotive Ltd., the Company’s wholly owned subsidiary (the “Services”). The Services will include general roles of a chief executive officer, as requested by the Board of Directors from time to time. Mr. Siboni will render the Services faithfully and diligently for the benefit of the Company and the Subsidiaries, with at least 80% of his working time devoted for the performance of the Services.

It is proposed, following the approval of the Audit, Compensation and Financial Statements Review Committee of the Board of Directors (the “Committee”) and Board of Directors, to approve the Services Agreement under the same terms and conditions. In the event that the Board of Directors determines to increase the scope of the Services, the Monthly Consideration will be increased proportionally. Mr. Siboni will not be entitled to additional compensation as a member or Chairman of the Board of Directors, if so reappointed.

In addition, it is proposed, following the approval of the Committee and Board of Directors, to grant Restricted Share Units, which will be settled in Ordinary Shares of the Company (“RSUs”), to Mr. Siboni, under the Company’s 2024 Share Incentive Plan (the “Plan”), subject to the approval of the Amended and Restated Compensation Policy (as defined and set forth in Proposal No. 4 herein).

The recommended grant consists of 9,000,000 RSUs (equal to 300,000 ADSs), to be granted to Mr. Siboni (or to a company wholly owned by him) (the “Grant of RSUs to Mr. Siboni”), and to bear the VAT expenses accrued in relation to such grant. The value of the Grant of RSUs to Mr. Siboni and its terms are in line with the Company’s amended and restated compensation policy (brought for approval as Proposal No. 4 in this Proxy Statement). The value of the proposed Grant of RSUs to Mr. Siboni, amounts, as of July 15, 2024, to a total of approximately NIS 1,080,000 (approximately US$300,000), and on an annual basis, approximately NIS 360,000 (approximately $100,000).

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Together with the outstanding options to purchase up to 10,113,000 Ordinary Shares of the Company (equal to 337,100 ADSs), granted to Mr. Siboni in aggregate in the past, Mr. Siboni’s holdings resulting from the exercise of such options and the Grant of RSUs to Mr. Siboni, will be equal to approximately 3.8% of the Company’s issued and outstanding share capital on a fully diluted basis as of the date of this Proxy Statement.

The RSUs under the Grant of RSUs to Mr. Siboni shall vest quarterly commencing July 1, 2024, and over a period of 36 months in 12 equal portions. The vesting of RSUs under the Grant of RSUs to Mr. Siboni shall accelerate upon the termination of his services with the Company, resulting from a change of control in the Company or other exit event. In the event that Mr. Siboni ceases to provide services to the Company (except in certain events specified in the Plan), all of such unvested RSUs shall expire immediately.

The RSUs are granted to Mr. Siboni in accordance with Section 3(i) of the Israeli Income Tax Ordinance, 1961.

In making its recommendation to the Company’s shareholders with respect to the Services Agreement and the Grant of RSUs to Mr. Siboni, the Committee and the Board of Directors each considered various factors, including, among others: (a) that the compensation Mr. Siboni receives reflects a fair and reasonable value for his vital services in relation to the Company’s success; (b) Mr. Siboni’s position, responsibilities and previous compensation arrangements, including Mr. Siboni’s contemplated appointment to the Combined Role; and (c) all the terms and conditions of the Services Agreement, including the Monthly Consideration, shall remain unchanged with respect to the terms and conditions approved by the Company’s shareholders on July 8, 2021.

The Committee and Board of Directors found the terms of the Services Agreement and the Grant of RSUs to Mr. Siboni reasonable under the circumstances, under market conditions, and that the approval thereof is in the best interests of the Company. The Committee and Board of Directors determined that the terms of the Services Agreement are in accordance with the Company’s Current as well as Amended and Restated Compensation Policy (as defined herein), and that the terms of the Grant of RSUs to Mr. Siboni are in accordance with the Amended and Restated Compensation Policy.

The Company’s shareholders are requested to adopt the following resolutions:

1.	“RESOLVED, to reappoint Mr. Haim Siboni to the Combined Role of Chairman of the Board of Directors and Chief Executive Officer of the Company, for a period of three years commencing on the date of the Meeting.”

2.	“RESOLVED, to approve the Services Agreement between the Company and Mr. Haim Siboni, as set forth in Proposal No. 3 of the Proxy Statement.”

3.	“RESOLVED, to approve the Grant of RSUs to Mr. Haim Siboni and to bear the VAT expenses accrued in relation to such grant, as set forth in Proposal No. 3 of the Proxy Statement, subject to the approval of the Amended and Restated Compensation Policy (as set forth in Proposal No. 4 to the Proxy Statement).”

The approval of these proposals, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal (other than as previously disclosed Magna and certain of relatives of Mr. Siboni). However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect, we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposals.

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PROPOSAL 4

To APPROVE the Company’s AMENDED compensation policy

Pursuant to the Companies Law, all Israeli public companies, including dual-listed companies such as the Company, are required to adopt a written compensation policy for their executives that addresses certain items prescribed by the Companies Law and serves as a flexible framework for executive and director compensation. Furthermore, according to the Companies Law, the compensation policy must generally be periodically reviewed by the compensation committee and the board of directors and needs to be reapproved once every three years by the board of directors, following recommendation by the compensation committee, and by a Special Majority of the company’s shareholders.

On January 31, 2022, the Company’s shareholders determined not to approve the compensation policy brought for their approval (the “Current Compensation Policy”). Following the opposition of the shareholders, the Committee and the Board of Directors, in their respective meetings on March 29, 2022, and March 31, 2022, re-examined the Current Compensation Policy, determined to adopt it and resolved that adopting the Current Compensation Policy would be beneficial to the Company, taking into consideration the shareholders’ opposition.

On May 26, 2024, and July 8, 2024, the Committee, and on May 27, 2024, and July 8, 2024, the Board of Directors, in their respective meetings, reviewed in depth the terms of the Current Compensation Policy, evaluated the need for adjustments and approved, and recommended the shareholders to approve, that the Current Compensation Policy be slightly amended as reflected in Exhibit A hereto (the “Amended and Restated Compensation Policy”).

When considering the Amended and Restated Compensation Policy, the Committee and Board of Directors considered numerous factors, including the advancement of the Company’s objectives, the Company’s business plan and its long-term strategy, and creation of appropriate incentives for directors and executive officers. The Committee and the Board of Directors also considered, among other things, the Company’s risk management, size and the nature of its operations, the continuous growth of the Company over the years, the increased complexity of its business and the growing competition over talented managers in the technology sector, the market practice and reviewed various data and information they deemed relevant.

Similar to the Current Compensation Policy, the proposed Amended and Restated Compensation Policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individuals’ excellence, align the interests of the Company’s directors and executive officers with the long-term performance of the Company and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect the Company’s short and long-term goals, as well as the executive officer’s individual performance, while taking into account each executive’s skills, education, expertise and achievements. The Amended and Restated Compensation Policy includes limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Pursuant to the proposed Amended and Restated Compensation Policy and similar to the Current Compensation Policy, the compensation that may be granted to an executive officer may include base salary, annual performance bonus, special bonus, equity-based compensation, benefits and termination of employment arrangements.

The main changes in the Amended and Restated Compensation Policy in comparison to the Current Compensation Policy are as follows: (i) extending the maximum expiration date of options granted to Company officers from no later than seven years following the vesting date of an option, to ten years following the vesting date of the respective installment of the share-based payment; (ii) increasing the maximum aggregate dilution for all of the share-based payment awarded to the Company’s officers, employees and consultants from 15% to 18%; and (iii) including recently adopted clawback policy, which contains compensation recovery provisions that allow the Company under certain conditions to recover bonuses paid in excess on basis of results which were discovered as incorrect or restated in the Company’s financial statements. The Committee and the Board of Directors determined that it is advisable to retain all other provisions of the Current Compensation Policy.

A marked copy of the Amended and Restated Compensation Policy indicating the proposed amendments is attached hereto as Exhibit A.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Amended and Restated Compensation Policy for the Company’s directors and officers, in the form attached as Exhibit A to the Proxy Statement, as of the date of this Meeting and for a three-year period as prescribed under applicable law, as set forth in Proposal No. 4 of the Proxy Statement.”

The approval of the above proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal (other than officers or their relatives who hold Ordinary Shares of the Company, whether directly or through companies controlled by them). However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect, we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends a vote FOR on the above proposal.

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PROPOSAL 5

To APPROVE A Grant of Restricted Share Units to Non-Executive Directors of the company

Under the Companies Law, the terms of compensation, including grant of equity-based compensation, of a director of a public company incorporated under the laws of Israel, such as the Company, requires the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders (in that order).

Following discussions held by the Committee and the Board of Directors in their respective meetings on July 8, 2024 and on July 15, 2024, the Committee and the Board of Directors, in their respective meetings, approved and recommended to the Company’s shareholders to approve, a grant of RSUs to the Company’s non-executive and non-external directors: Mr. Ehud Aharoni, Mr. Moshe Scherf and Ms. Vered Raz-Avayo (the “Non-Executive Directors”), under the Plan, as follows, subject to their reappointment as members of the Company’s Board of Directors as set forth in Proposal No. 2 above, and the approval of the Amended and Restated Compensation Policy as set forth in Proposal No. 4 above (the “Grant of RSUs to Non-Executive Directors”).

Name	Title	Previous Options Granted	RSUs Suggested for Grant	% of the Company’s issued and outstanding share capital on a fully diluted basis [1]
Ehud Aharoni	Independent Director	1,000,000 (equal to 33,333 ADSs)	1,050,000 (equal to 35,000 ADSs)	0.41%
Vered Raz-Avayo	Independent Director	850,000 (equal to 28,333 ADSs)	1,050,000 (equal to 35,000 ADSs)	0.38%
Moshe Scherf	Director	400,000 (equal to 13,333 ADSs)	1,050,000 (equal to 35,000 ADSs)	0.29%
Total		2,250,000 (equal to 74,999 ADSs)	3,150,000 (equal to 105,000ADSs)	1.08%

The RSUs under the Grant of RSUs to each of Non-Executive Directors shall vest quarterly commencing July 1, 2024, and over a period of 36 months in 12 equal portions. The vesting of the RSUs under the Grant of RSUs to Non-Executive Directors shall accelerate upon the termination of a Non-Executive Director’s service with the Company, resulting from a change of control in the Company or other exit event. In the event that any of the Non-Executive Directors will cease to serve on the Company’s Board of Directors (except in certain events specified in the Plan), all of such Non-Executive Director’s unvested RSUs under the Grant of RSUs to Non-Executive Directors shall expire immediately.

The RSUs are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961.

The value of the proposed Grant of RSUs to each of the Non-Executive Directors, amounts, as of July 15, 2024, to a total of approximately NIS126,000 (approximately US$35,000), and on an annual basis, approximately NIS42,000 (approximately $11,667).

In making its recommendation with regard to the approval of the Grant of RSUs to Non-Executive Directors, the Committee and the Board of Directors, each have also considered, among other factors: (a) the factors included in the Compensation Policy, including among others, the position, responsibilities, background and experience of the Non-Executive Directors; (b) that the Grant of RSUs to Non-Executive Directors reflects a fair and reasonable value for the Executive Directors’ services; and (c) the Grant of RSUs to Non-Executive Directors is an expression to Company’s desire to maintain the threshold of directors’ current equity-based compensation, taking into account (i) options previously granted to Non-Executive Directors, and (ii) the dilution of the Company’s share capital since the previous grant of options to the Non-Executive Directors.

The Committee and the Board of Directors found the Grant of RSUs to Non-Executive Directors reasonable under the circumstances, under market conditions, and that the approval thereof is in the best interests of the Company and is in accordance with the Amended and Restated Compensation Policy (brought for approval as Proposal No. 4 in this Proxy Statement).

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to grant to each of Mr. Ehud Aharoni, Mr. Moshe Scherf and Ms. Vered Raz-Avayo, RSUs, subject to their reappointment as members of the Company’s Board of Directors and subject to the approval of the Amended and Restated Compensation Policy, as set forth in Proposal No. 5 of the Proxy Statement.”

Approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote FOR on the above proposal.

1 Reflecting the Grant of RSUs to each Non-Executive Director together with the outstanding options to purchase Ordinary Shares of the Company, granted in aggregate to each Non-Executive Director in the past.

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PROPOSAL 6

TO APPROVE A REVERSE SHARE SPLIT OF THE COMPANY’S ISSUED AND OUTSTANDING ORDINARY SHARES BY A RATIO OF UP TO 7:1 THAT WOULD BE EFFECTUATED ON A DATE TO BE DETERMINED BY THE BOARD OF DIRECTORS

Due to the decline in the share price of the Company’s Ordinary Shares, the Company’s Board of Directors recommends a reverse share split of our issued and outstanding Ordinary Shares to make such Ordinary Shares more attractive to a broader range of investors, including professional investors, institutional investors and the general investing public and so that it may generate additional interest and trading in our Ordinary Shares trading on the Tel Aviv Stock Exchange.

Therefore, it is proposed to approve a reverse split of the Company’s issued and outstanding Ordinary Shares by a ratio of up to 7:1 (the “Reverse Split”). If the Reverse Split is approved by our shareholders, the Board of Directors will have the authority to decide on the ratio of and on which date to effectuate the Reverse Split, if at all. Following such determination by our Board of Directors, we shall issue a press release announcing the effective date of the Reverse Split.

The Reverse Split would be effectuated simultaneously for all of the issued and outstanding Company’s Ordinary Shares, and the exchange ratio would be the same for all Ordinary Shares. The Reverse Split would affect all of our shareholders uniformly and would not affect any shareholder’s percentage ownership interests in the Company, relative voting rights or other rights. Ordinary Shares issued pursuant to the Reverse Split would remain fully paid and non-assessable. If the Reverse Split is implemented, the number of issued and outstanding Ordinary Shares would be reduced in accordance with the Reverse Split ratio, while the number of authorized Ordinary Shares shall remain unchanged. In addition, if the Reverse Split is implemented, the exercise price and the number of Ordinary Shares issuable pursuant to outstanding options and warrants would be adjusted pursuant to the terms of the respective options and warrants in connection with the Reverse Split. Furthermore, upon completion of the Reverse Split, the number of Ordinary Shares issuable pursuant to the Company’s 2016 Equity Incentive Plan and 2024 Share Incentive Plan shall be appropriately adjusted (including the number of the RSUs under the Grant of RSUs to Mr. Siboni and under the Grant of RSUs to Non-Executive Directors, to the extent approved by the shareholders at the Meeting).

In the event that the Reverse Split results in shareholders having fractional shares, the treatment of such fractional shares shall be coordinated with the Tel Aviv Stock Exchange, in accordance with its rules and instructions, and in accordance with the Articles.

Upon the implementation of the Reverse Split, we intend to treat Ordinary Shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to affect the Reverse Split for their beneficial holders holding our Ordinary Shares in their name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold our Ordinary Shares with a bank, broker, custodian or other nominee and who have any queries in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

The Board of Directors has determined that no adjustment will be made to the number of Ordinary Shares underlying each ADS, and each ADS will continue to represent thirty of our Ordinary Shares. However, the Board of Directors may decide to further adjust the Ordinary Shares per ADS ratio in connection with the Reverse Split or otherwise.

THE U.S. AND ISRAELI TAX CONSEQUENCES OF THE REVERSE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF THE REVERSE SPLIT.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve a reverse share split of the Company’s issued and outstanding Ordinary Shares by a ratio of up to 7:1, to be effective at the ratio and on a date to be determined by the Board of Directors, as set forth in the Proposal No. 6 of the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

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PROPOSAL 7

PRESENTATION OF THE COMPANY’S FINANCIAL STATEMENTS AND

ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

Pursuant to the Companies Law, the Company is required to present the Company’s financial statements and annual report for the year ended December 31, 2023, to the Company’s shareholders. Our financial statements and annual report for the year ended December 31, 2023, filed on Form 20-F with the SEC on March 27, 2024, are available on the SEC’s website at the following address:

https://www.sec.gov/ix?doc=/Archives/edgar/data/1691221/000149315224011506/form20-f.htm

And on the Israel Securities Authority’s distribution website at the following address:

https://www.magna.isa.gov.il/details.aspx?reference=2024-02-027673&file=1&id=01185#?id=01185&reference=2024-02-027673&file=1&ft=1

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and annual report for the year ended December 31, 2023.

This agenda item will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 5760-2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at 7 Golda Meir St., Ness Ziona 7403650, Israel.

ADDITIONAL INFORMATION

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC.

All documents, which we will file on the SEC’s EDGAR system, will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 5760-2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority distribution website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JULY 19, 2024. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JULY 19, 2024, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Foresight Autonomous Holdings Ltd.

Vered Raz Avayo, Interim Chairwoman of the Board of Directors

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Haim Siboni, the Company’s Chief Executive Officer, and Mr. Eli Yoresh, the Company’s Chief Financial Officer, each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Foresight Autonomous Holdings Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the Company’s offices at 7 Golda Meir St., Ness Ziona, Israel, on August 26, 2024, at 3:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

FORESIGHT AUTONOMOUS HOLDINGS LTD.

TO BE HELD ON AUGUST 26, 2024

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE

MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To reappoint Deloitte Israel as the Company’s independent auditor for the year ending December 31, 2024, and until the next annual general meeting of the Company’s shareholders, and to authorize the Company’s Board of Directors to determine their remuneration.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To adopt the following resolutions:

2.1.	To reappoint Mr. Haim Siboni as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.2.	To reappoint Ms. Vered Raz-Avayo as a member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.3.	To reappoint Mr. Ehud Aharoni as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

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2.4.	To reappoint Mr. Moshe Scherf as member of the Company’s Board of Directors, until the next annual general meeting of the Company’s shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To adopt the following resolutions:

3.1.	To reappoint Mr. Haim Siboni to the Combined Role of Chairman of the Board of Directors and Chief Executive Officer of the Company, for a period of three years commencing on the date of the Meeting.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.1(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in appointment of Mr. Siboni for the Combined Role, as set forth in Proposal No. 3 of the Proxy Statement?*

☐	YES, I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 3.1.	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 3.1.

3.2.	To approve the Services Agreement between the Company and Mr. Haim Siboni, as set forth in Proposal No. 3 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.2(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the approval of the Services Agreement between the Company and Mr. Haim Siboni, as set forth in Proposal No. 3 of the Proxy Statement?*

☐	YES, I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 3.2.	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 3.2.

3.3.	To approve the Grant of RSUs to Mr. Haim Siboni and to bear the VAT expenses accrued in relation to such grant, as set forth in Proposal No. 3 of the Proxy Statement, subject to the approval of the Amended and Restated Compensation Policy (as set forth in Proposal No. 4 to the Proxy Statement).

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.3(a). Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the approval of the Grant of RSUs to Mr. Haim Siboni, as set forth in Proposal No. 3 of the Proxy Statement?*

☐	YES, I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 3.3.	☐	NO

* If you do not mark either Yes or No, your shares will not be voted for Proposal No. 3.3.

4.	To approve the Amended and Restated Compensation Policy for the Company’s directors and officers, in the form attached as Exhibit A to the Proxy Statement, as of the date of this Meeting and for a three-year period as prescribed under applicable law, as set forth in Proposal No. 4 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4a.	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the approval of the Amended and Restated Compensation Policy, as set forth in Proposal No. 4 of the Proxy Statement?*

☐	YES I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 4.	☐	NO

*	If you do not mark either Yes or No, your shares will not be voted for Proposal No. 4.

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5.	To grant to each of Mr. Ehud Aharoni, Mr. Moshe Scherf and Ms. Vered Raz-Avayo, RSUs, subject to their reappointment as members of the Company’s Board of Directors, and subject to the approval of the Amended and Restated Compensation Policy, as set forth in Proposal No. 5 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.	To approve a reverse share split of the Company’s issued and outstanding Ordinary Shares by a ratio of up to 7:1, that would be effectuated on a date to be determined by the Board of Directors, as set forth in Proposal No. 6 of the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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